Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Resolute Energy Corporation:
We consent to the use of our report dated March 30, 2010, with respect to the consolidated balance sheets of Resolute Energy Corporation and subsidiaries (successor by merger to Hicks Acquisition Company I, Inc.) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period then ended, and for the period from February 26, 2007 (inception) to December 31, 2007, included herein, and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Denver, Colorado
June 29, 2010